Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606
(312) 279-1400
Fax (312) 279-1710
www.equitylifestyle.com
November 27, 2023

VIA EDGAR

Eric McPhee
Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Equity LifeStyle Properties, Inc.
Form 10-K for the year ended December 31, 2022
Response dated August 18, 2023
File No. 001-11718

Dear Mr. McPhee and Ms. Monick:

On behalf of Equity LifeStyle Properties, Inc. (the “Company”), this letter responds to your letter, dated November 9, 2023 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”).

Form 10-K for the year ended December 31, 2022

Non-GAAP Financial Measures, page 47

1.We have reviewed your response to comment 1 and your proposal to continue to exclude deferrals in your non-GAAP measures for the remaining periods in 2023 and your plan to continue to include the adjustment in Normalized FFO, excluding deferrals. We continue to believe that the accelerated recognition of membership revenues is not consistent with Question 100.04 of the Compliance and Disclosure Interpretations (“C&DIs”) on Non- GAAP Financial Measures. Given this, we do not believe it is appropriate for you to continue to include the change in your deferred revenue liability for upfront payments received related to membership upgrade contracts in your calculation of any non-GAAP financial measures. Please revise your presentation beginning with your next periodic filing and earnings release to remove this adjustment from your non-GAAP measures.
Response:

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
November 27, 2023

We understand the Staff’s position and will not present any non-GAAP measures that include the deferral adjustment beginning with the commencement of our year ending December 31, 2024.

We respectfully request that the Staff reconsider our request to continue our existing presentation in connection with reporting our full year results for the year ending December 31, 2023 in our upcoming Annual Report on Form 10-K and related earnings release. This includes continuing to exclude deferrals in our presentation of (i) FFO, (ii) Normalized FFO, (iii) Property operating revenues, excluding deferrals, (iv) Income from property operations, excluding deferrals and property management, and (v) Income from property operations, excluding deferrals.

We believe our proposal promotes a consistent presentation that allows for comparability across periods and against our previously disclosed guidance for the quarter and year ended December 31, 2023. Our investors have understood and used these metrics for the past 15 years to assess our performance, value our business and gain visibility into how management views our business. Therefore, we believe it is important to report 2023 results in a manner consistent with our historical practice. A period of transition will allow us to announce the change to our investors and research analysts and to respond to their questions in an effective and efficient manner.

We plan to file a Current Report on Form 8-K in advance of our earnings release reporting the quarter and year ended December 31, 2023 that explains our non-GAAP measures will no longer include the deferral adjustment effective with our presentation of 2024 guidance and in our first quarterly filing in 2024 and thereafter. We would use the Form 8-K as an opportunity to engage with our investors and research analysts and explain how our disclosures will change on a prospective basis.

Consolidated Statements of Cash Flows, page F-9

2.We note your response to comment 3. Please address the following:
•The appropriate classification depends on the activity that is likely to be the predominant source of cash flows for the item. Please clarify for us in detail how the breakeven analysis discussed in your response supports your conclusion that the predominant source of cash flows is operating.
•Please clarify whether your quantitative analysis is considering the cash flows from rental and sales activities on a gross basis, or whether it considers these cash flows net, over the life of the respective activity. Additionally, please tell us if your quantitative analysis is on a discounted or undiscounted basis. Within your response, please tell us how you determined it was appropriate to assess cash flows on a gross or net basis and on a discounted or undiscounted basis.
•Please tell us the average length of time a mobile home in your portfolio is in service as a rental asset before being sold. To the extent this length of time is not insignificant, tell us what consideration, if any, you gave to the amount of time your mobile homes are rented before they are sold in your qualitative analysis.
Response:
We recognize that this comment is associated with comment 5 from the Staff’s letter dated May 17, 2023. As described in our letter dated July 7, 2023, we identified and corrected an immaterial error

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
November 27, 2023

related to the application of the predominance principle to cash flows associated with our manufactured homes (“MHs”). The error correction was disclosed in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2023 and September 30, 2023. Following those filings, we have not received substantive inquiries from investors or research analysts regarding the correction.

As described on page 1 of our 2022 Form 10-K, our business model is focused on leasing sites to customers who own homes installed on our sites. Accordingly, we purchase MHs for our communities with the expectation of selling the MHs to buyers who become site rental customers. We do not designate any of our MHs for long-term rental, and we intend to sell every MH that we purchase. Depending on the local market conditions, macroeconomic conditions and the customers’ appetite to purchase MHs, we may rent the MHs as we believe renting our vacant new homes represents an attractive source of occupancy and the potential to convert a home rental customer into a new home buyer. However, home rental, while complimentary to our business strategy, is not a significant part of the strategy and represented only approximately 4% of occupied MH sites as of December 31, 2022 as described in our 2022 Form 10-K.

Our quantitative analysis of the cash flows from sales and rental activities evaluated, on a gross, undiscounted basis, whether the proceeds from the sale of the MHs or home rental income from leasing the MHs was likely to be the predominant source of cash flows for MHs sold during the years ended December 31, 2020 through December 31, 2022. Our research into the application of the predominance principle identified no clear guidance or literature prescribing whether to evaluate cash flows on a gross or net, undiscounted or discounted basis. However, if we were to evaluate the cash flows on a net, discounted basis, our predominance conclusion would not change. We considered the use and subsequent sale of an MH in the context of our qualitative analysis which relied heavily on our business model as discussed above, noting the quantitative analysis supported the conclusion reached in our qualitative analysis.

•We reviewed the annual gross revenues from each activity for each of the periods in the table below, observing that gross revenues generated from home sales were consistently greater than the gross revenues generated from home rentals (more than double in each year since 2020).

($ in millions)
Year	Gross revenues from home sales	Gross revenues from home rentals
2022	$121.2	$15.2
2021	$98.5	$16.7
2020	$45.7	$16.5
•We also reviewed the historical data of homes sold during the years ended December 31, 2020 through December 31, 2022 and determined the average rental period for only those MHs that were rented before being sold was 6.5 years. While the average rental period may be considered to be more than insignificant, the length of time a home is rented is not addressed in any guidance or literature regarding application of the predominance principle. Our qualitative and quantitative analyses support our conclusion that the predominant cash flows are generated from homes sales not rental operations.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
November 27, 2023

•For purposes of demonstrating that home sales generate significantly more cash flows than home rentals, we calculated a breakeven point. We defined the breakeven point as the length of time necessary to generate equivalent cash flows from home sale or home rental. This breakeven analysis clearly illustrates the significant difference in the amounts of cash flow generated from home sale as compared to home rental. The analysis shows for the years ended December 31, 2020, 2021 and 2022, that the breakeven point was between 15 and 20 years, and this became the basis for our prior statement that the average rental period was less than half of the time-interval need for breakeven.

If you require additional information or have any questions about this letter, please call me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC,

/s/ Paul Seavey
Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:	Brent Wyper, Ernst & Young, LLP
Larry P. Medvinsky, Esq., Morrison Foerster LLP